SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH, D.C.
211

UNITED STATES
SECURITIES AND EXCHANGE COMM

Washington, D.C. 20549

11019292

OVAL
3235-0123
28, 2011
Estimated average burden
hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-67059

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2010 (MM/DD/YY) AND ENDING DECEMBER 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PTP Securities, LLC

OFFICIAL USE ONLY

FIRM ID. NO.
136832

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 HOPMEADOW STREET, SUITE 5
(No. and Street)

SIMSBURY	CT	06070
(CITY)	(state)	(zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ATTILIO A. ALBANI, Vice President — 1-860-264-1595
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street	Newburyport	MA	01950-2755
(Address)	(City)	(State)	(ZIP Code)

CHECK ONE:

XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims -for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Attilio A. Albani swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of PTP Securities, LLC, as of December 31, 2010 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

JOHN H. HANSON, JR.
NOTARY PUBLIC
MY COMMISSION EXPIRES OCT. 31, 2015

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*

CERTIFIED PUBLIC ACCOUNTANT CPA

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

Board of Directors
PTP Securities, LLC
Simsbury, Connecticut

In planning and performing my audit of the financial statements of PTP Securities, LLC for the year ended December 31, 2010, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the

Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.
Newburyport, MA
February 14, 2011

PTP Securities, LLC

Audited Financial Statements

For The Year Ended December 31, 2010

Contents

Index

*****

***

*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

INDEPENDENT AUDITORS REPORT

PTP Securities, LLC
C/O Pinnacle Trust Patners, LLC
540 Hopmeadow Street, Suite 5
Simsbury, CT 06070

I have audited the accompanying statement of financial condition of PTP Securities, LLC, as of December 31, 2010, and the related statements of income, changes in members' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the PTP Securities, LLC as of December 31, 2010 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harvey E Karll CPA, P.C.

Harvey E. Karll CPA, P.C.
February 14, 2011

PTP Securities, LLC
Statement of Financial Condition
December 31, 2010

Assets

Cash & Cash Equivalents	$ 898,225
Due from Affiliate	4,178
Accounts Receivable	1,569,581
Security Deposits	4,050
Furniture and equipment at cost, less accumulated depreciation of $5,365	17,430
	$ 2,493,464

Liabilities and Partners Equity

Liabilities:	
Accounts Payable and Accrued Expenses	$ 17,990
Members' Equity:	
Members' Capital	2,475,474
	$ 2,493,464

See Accountant's Report & Accompanying Notes

PTP Securities, LLC
Statement of Income
For The Year Ended December 31, 2010

Revenues	
Fee Income	$ 2,428,025
Reimbursed Expenses	54,056
	2,482,081
Expenses:	
Employee compensation and benefits	580,237
Communications and data processing	33,967
Regulatory fees and expenses	120,173
Occupancy	74,637
Other expenses	264,378
	1,073,392
Net Income	$ 1,408,689

See Accountant's Report and Accompanying Notes

PTP Securities, LLC
Statement of Changes in Members' Capital
For The Year Ended December 31, 2010

Balance at beginning of year	$ 2,869,586
Net Income	1,408,689
Member Distributions	(1,802,801)
Balance at end of year	$ 2,475,474

See Accountant's Report and Accompanying Notes

PTP Securities LLC
Statement of Cash Flows
Twelve Months Ended December 31, 2010

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	$ 1,408,688	
Adjustments		
Add:		
Depreciation	3,194	
Prepaid Expenses	6,635	
AmEx Payable	2,193	
Expense Reimb. Liability	3,016	
Due from Parent	1,158	
Accrued Expenses	1,956	
Less:		
Accounts Receivable	(635,813)	
Due from Parent	(4,178)	
CC Payable - Webster	(7,218)	
Cash from Operations		**779,631**
Cash Flows - Invested		
Office Furn. & Fixtures	(3,622)	
Investing Cash Flows		(3,622)
Cash Flows - Financing		
Member Distributions	(1,802,800)	
Financing Cash Flows		**(1,802,800)**
Cash Increase (Decrease)		**(1,026,791)**
Cash - Beginning of Year		
Cash-Checking Sovereign	1,508,981	
Cash-Ckg Peoples United	250,000	
Cash-Ckg Farmington Svgs	166,035	
Total Beginning of Year		**1,925,016**
Cash on Statement Date		**$ 898,225**

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

PTP Securities, LLC, the Company, is a Delaware Limited Liability Company headquartered in Simsbury, Connecticut. The Company specializes in private placements to institutional investors in the United States and Canada.

Depreciation

The company capitalizes major capital expenditures. Depreciation is based on accelerated and straight line method over the following useful lives:

Office Furniture & Equipment	5-7 years

2010 Depreciation expense was $3,194.

Income Taxes

A limited liability company is treated as a partnership for both federal and state income tax purposes. The Company files a consolidated tax return on a cash basis with Pinnacle Trust Partners, LLC, its sole member. Therefore, no provision or liability for federal or state income taxes are required in these financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The Company uses the accrual method of accounting for financial purposes and cash basis for income tax purposes.

Concentration of Credit Risk

The Company maintaines its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2010 the company had $648,225 in excess of FDIC insured limits. The company has not experienced any losses in such accounts.

2. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $880,235 at December 31, 2010, which exceed required net capital of $5,000 by $875,235. The ratio of aggregate indebtedness to net capital at December 31, 2010 was 0.02 to 1.0.

3. COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation and paid sick days depending on length of service. it is not practical for the Company to estimate the amount of compensation for future absences; accordingly, no liability for compensated absences has been recorded in the accompanying financial statements. The Company policy is to recognize the costs of compensated absences when actually paid to employees.

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

5. ACCOUNTS RECEIVABLE

Accounts receivable is recorded at the amount the company expects to collect on balances outstanding at year-end. The members closely monitor outstanding balances and write off, as of year-end, all balances over a year old that have not been collected by the time the financial statements are issued.

6. LEASES

The Company is obligated on leases for office space and automobile.

Future minimum lease payments are:

Year Ending	Amount
12-31-11	$ 76,752
12-31-12	76,752
12-31-13	27,660
	$181,164

The Company leases, under a tenancy-at-will lease agreement, premises and equipment. The rent paid under this lease in 2010 was $1,975 monthly, $23,700 annually.

The current lease obligation is $3,070 per month for occupancy rent and $3,326 per month for the automobiles.

7. PENSION AND PROFIT SHARING PLANS

The Company sponsors a defined contribution profit sharing plan that covers substantially all of its employees. Contributions are made at the discretion of the Board of Directors of the Company and are not to exceed 3% of the total compensation paid to eligble participants. Contributions made to the plan for the year ended December 31, 2010 totaled $49,065.

8. CONCENTRATIONS IN SALES TO FEW CUSTOMERS

In 2010, nine clients accounted for 100% of total revenues.

9. CASH FLOWS

Cash paid for interest is as follows:

Interest	$ 0

10. FAIR VALUE OF FINANCIAL STATEMENTS

The company's financial statements are cash and cash equivalents and accounts receivable. The recorded values of cash and cash equivalents and accounts receivable approximate their fair values based on their short-term nature.

11. REVENUE RECOGNITION POLICY

The Company recognizes revenue on the trade date when an investor is accepted into a private placement. Success fees are paid generally quarterly over a period of years, which varies from one year to three years according to the contract with the client.

Retainer fees which are refundable are applied against future earned success fees. Non-refundable retainer fees are recognized as revenue when received.

12. RELATED PARTY TRANSACTIONS

Pinnacle Trust Partners, LLC is the sole beneficiary on three term life insurance policies on the three largest income producing employees. The face value of each policy is $500,000. There is a receivable on the books for premiums totalling $4,178.

PTP Securities, LLC files a consolidated tax return with Pinnacle Trust Partneres, LLC, its owner, on the cash basis.

14. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 14, 2010, the date on which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

PTP Securities, LLC
Schedule I
Computation of Net Capital
December 31, 2010

Net Worth	$ 2,475,474
Less: Non Allowable Assets	(1,595,239)
Net Capital (ANC)	$ 880,235
Less: Capital Requirement	5,000
Excess Capital	$ 875,235
Aggregate Indebtedness	$ 17,990
Ratio of Aggregate Indebtedness to Net Capital	0.02 to 1.0

See Accountant's Report and Accompanying Notes

PTP Securities LLC
Schedule II
Reconciliation of Audited vs. Unaudited Net Capital
December 31, 2010

Unaudited Net Capital	$ 889,191
Year End Accruals	(8,956)
Audited Net Capital	$ 880,235

See Accountant's Report and Accompanying Notes

PTP Securities, LLC

Supplemental SIPC Report

December 31, 2010

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Board of Directors
PTP Securities, LLC

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of PTP Securities, LLC for the year ended December 31, 2010. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4) and our report is not to be used for any other purpose. The procedures we performed are as follows:

1) Compared listed assessment payments with respective cash disbursement records entries;

2) Compared amounts included with the amounts reported on the audited Form X-17A-5 for the period January 1, 2010 to December 31, 2010 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and

5) Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of PTP Securities, LLC taken as a whole.

Harvey E. Karll CPA, P.C.

Harvey E. Karll CPA, P.C.
February 14, 2011

SIPC-7 SECURITIES INVESTOR PROTECTION CORPORATION (33 REV 7/10)

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215

202-371 - 8300

General Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-67059 FINRA DEC

PTP SECURITIES, LLC

540 HOPMEADOW STREET, SUITE 5

SIMSBURY, CY 06070

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate On the form filed.

Name and telephone number of person to contact respecting this form. Steve Sussman 603-434-3594

2.A. General Assessment [item 2e from page 2 $ 1,330

B. Less payment made with SIPC-6 filed (exclude interest) (450)

Date Paid	Amount
July 30, 2010	$ 450
	$

( )

C. Less prior year overpayment applied ( )

D. Assessment balance due or (overpayment) 880

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 880

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 880

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and The person by whom it is executed represent Thereby that all information contained herein Is true, correct and complete.

PTP Securities, LLC
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the 14th day of February , 20 11 .

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions: